

February 17, 2011

John A. Amster
Chief Executive Officer
RPX Corporation
One Market Plaza
Suite 700
San Francisco, CA 94105

> **Re:** **RPX Corporation**
> **Registration Statement on Form S-1**
> **Filed January 21, 2011**
> **File No. 333-171817**

Dear Mr. Amster:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, please refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

2. Please provide us with highlighted copies of any study or report that you cite or on which you rely, such as the information on page 56 regarding PatentFreedom. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.

3. Please provide supplemental support for factual assertions in the prospectus and management's assertions. Clearly mark the supplemental materials to highlight the

specific information you believe supports the statement referenced. For example only, we note the following statements:

- "[W]e estimate that litigation-related expenses in the patent market totaled tens of billions of dollars in the United States …." (page 1);

- "We believe the annual costs incurred by operating companies to defend and resolve patent infringement cases initiated by NPEs …." (page 2);

- "… a leading patent risk management solution." (page 14);

- "Patent litigation today is a multi-billion dollar industry." (page 53);

- "Based on our own analysis and data from independent third parties, we estimate that there were patent claims filed against more than 30,000 defendants, including companies there were sued more than one time, in the United States from 2005 through 2010. The costs to defend and resolve a patent litigation claim can vary widely. The costs can range from modest, such as $50,000 for nuisance suits, to substantial, such as tens of millions of dollars or more in significant cases. Based on these metrics, we estimate that litigation-related expenses in the patent market totaled tens of billions of dollars in the United States from 2005 to 2010." (page 54); and

- "For cases that reached summary judgment or trial, a study of over 1,500 final decisions found that damages awarded to NPEs had a median value of $12.9 million during 2002-2009." (page 56).

Please note the above list is not meant to be complete.

4.   Please revise to briefly discuss the interests that affiliates of Index Ventures, affiliates of Charles River Ventures and KPCB Holdings, Inc. will hold in you after the offering. Additionally, please tell us whether you are eligible to, and whether you intend to, rely on the "Controlled Company" exemption of Nasdaq Listing Rule 5615(c).

Prospectus Summary

RPX Corporation

Our Solution, page 3

5.   You disclose that your clients can reduce their ongoing patent risk management costs with your "patent-market monitoring and risk-identification capabilities" and by accessing your "patent market intelligence and transaction experience." Please revise to provide a more detailed discussion of your capabilities as well as how your clients can access your intelligence and experience.

Summary Consolidated Financial Data, page 6

6.   Please refer to the tabular presentation of "Other Financial Data" at the top of page 7. We note that in all periods presented, except for the nine months ended September 30, 2010, the amount of subscription revenue presented is equal to that reflected in your audited financial statements. We note that "substantially all of [y]our revenue" (page 10) arises from the sale of memberships, presumably in the form of subscriptions. Please explain the difference in the amounts presented and ensure that your filing describes the nature of revenue not attributable to subscriptions.

Risk Factors, page 9

7.   Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

- Our limited operating history makes it difficult to evaluate …, page 9;

- Because we generally recognize revenue from membership …, page 13; and

- Our subscription fees from clients may decrease due to …, page 13.

Please note this list is not meant to be exhaustive. Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

We have limited experience with respect to our subscription pricing model…, page 11

8.   We note that you "have previously offered, and may in the future offer, discounts or other contractual incentives to clients who executed multi-year subscription agreements or who make client referrals." Please revise your discussion of your Critical Accounting Policies and Estimates and your footnote disclosure of revenue recognition to describe your accounting for these incentives.

We have very limited flexibility to change the pricing of our solution …, page 11

9.   Please elaborate as to the risk to you associated with your limited flexibility to change the price of the service that you offer.

The success of our business will increasingly depend on clients renewing…, page 12

10.   Please refer to the vesting provision described in the second paragraph of this risk factor. Please describe the vesting provision more fully, including the accounting impact of a client's exercise of this provision. Tell us what consideration has been given to whether this provision represents a separate element of revenue in your customer agreements.

Additionally, please explain why you believe you do not have a continuing deliverable to maintain the patent and to indemnify your clients.

New legislation, regulations or court rulings related to enforcing patents …, page 13

11.   You disclose that if Congress, the United States Patent and Trademark Office or courts implement new legislation, regulations or rulings that impact the patent enforcement process or the rights of patent holders, such changes could negatively affect the operating results and business model for NPEs, which would reduce the value of your service to your clients. Please be more specific about how this would impact the enforcement process or the rights of patent holders, and thus pose a risk to you.

Substantial future sales of shares by existing stockholders, or the perception …, page 23

12.   Please disclose the percentage of shares that will be outstanding following completion of your initial public offering that could be sold in the public market by your directors, executive officers and affiliates following expiration of the lock-up agreement.

Insiders will continue to have substantial control over us after this offering …, page 24

13.   We note that affiliates of Index Ventures, affiliates of Charles River Ventures and KPCB Holdings, Inc. currently hold more than 69% of your common stock. Please revise this risk factor to specifically identify and provide more information regarding the major shareholders.

Use of Proceeds, page 28

14.   You disclose that you will use the net proceeds from the offering for "general corporate purposes." Please revise to provide more details regarding what constitutes "general corporate purposes." For example, do you intend to use the net proceeds from the offering to acquire additional patent assets?

15.   You disclose that your management will have "significant flexibility" regarding the use of the net offering proceeds, and investors will be relying on the judgment of management regarding the application of such proceeds. Instruction 7 of Item 504 of Regulation S-K allows registrants to reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are disclosed. Please revise your disclosure to specifically discuss the contingencies as well as disclose the alternative use of the proceeds of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Agreements with Our Clients, page 35

16.   Please briefly explain why you assessed additional fees to clients joining after April 2009.

Acquisition of Patent Assets, page 35

17.   You disclose that as a part of your business model, you have sold and will continue to sell patents to increase your available capital that can be used for future acquisitions or other business expenses. Please additionally disclose the factors that you consider when deciding whether or not to sell one or more of your patents.

18.   We note your statement in the first partial paragraph on page 36 that you "generally acquire licenses for all of [y]our clients at the time of the acquisitions" and your statement on page 41 that "the vast majority of [y]our patent assets" are licensed to each client. Please explain how this model coexists with instances where patents are acquired for a specific client, sometimes at that client's own expense, as described on page 40.

19.   We note your disclosure in the penultimate paragraph of page 36 that in "some structured acquisitions [you] may acquire a patent asset and immediately grant a license to one or more clients in exchange for a cash payment that is separate from their subscription fee" and that this license fee is recognized immediately. Please explain the nature of the licenses granted. That is, indicate whether they are renewable or perpetual and whether the patent becomes part of the larger portfolio of patents subscribed to by all clients. Refer to the accounting literature that supports the immediate recognition of this revenue.

Revenue Recognition, page 40

20.   Tell us and disclose the reasons why the accounting for structured acquisitions is complex and disclose the significant judgments. Ensure that you identify the significant assumptions and their implications on your revenue recognition practices.

Accounting for Stock-Based Awards, page 41

21.   Once determined, please tell us your proposed IPO price. Additionally, please tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

22.   For each of the four valuation dates described on page 43, clearly identify the fair value of the shares determined in each period. Further, revise this section to present a consistent discussion for each date of the significant factors contributing to the difference in the fair values determined for each group of option grants. In this regard, we note that the March 31, 2010 valuation description does not disclose the weight attributed to each valuation technique employed.

23.   Please explain why you considered the comparable public company approach in only the March 31, 2010 valuation.

24.   Once your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

25.   We note that in connection with the preparation of this registration statement you revised your estimates of fair value for certain dates in 2010 "based on a linear increase in the estimated fair value of [y]our common stock." Please describe your computation and application of this linear increase and the circumstances that led you to revise your previous valuations.

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 49

26.   Your disclosure appears to merely recite changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers that cause changes in working capital that effect your liquidity (e.g. quantify the amounts of cash receipts from customers, amounts of cash payments to vendors, employees, etc.) and other material factors necessary to an understanding of your cash flows. See Instruction 4 to Item 303 of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

Cash Flows from Investing Activities, page 50

27.   We note that included in your cash flows from investing activities are proceeds from sales of patents yet your disclosure elsewhere in the filing suggests that the sale of patents is part of your business model and that such sales are considered revenue. In this regard, please tell us why you believe that the patent asset cash activity should be classified as investing instead of operating. Please explain and revise your disclosures as necessary.

Off Balance Sheet Arrangements, page 51

28.   Regarding the December 12, 2008 transaction, please provide more detailed disclosure regarding the "certain patent assets" and disclose the party to whom you agreed to make a one-time payment. Additionally, please provide the disclosure called for by Item 303(a)(4) of Regulation S-K, such as the business purpose and the importance to you of this off-balance sheet arrangement.

29.   Regarding the September 10, 2010 transaction, please disclose the name of the special purpose entity and describe the "specific patent assets." Additionally, please provide the disclosure called for by Item 303(a)(4) of Regulation S-K, such as the business purpose and the importance to you of this off-balance sheet arrangement.

Business, page 53

30.   Please identify the main industries that you presently serve and those that you seek to serve in the future.

31.   Please disclose the main types of patent assets that you hold and seek to acquire.

32.   Please disclose the average life of the patent assets that you acquire.

Monetization of Patents, page 54

33.   Please briefly define the term "negative right."

Our Solution and Benefits to Our Clients, page 57

34.   Please disclose additional details regarding your "patent market intelligence and data."

New Client Acquisitions, page 60

35.   In addition to disclosure regarding how you acquire new clients, please also disclose information regarding your client retention efforts.

Defensive Patent Aggregation, page 58

36.   You disclose that you have not asserted and will not assert your patents and that you have never initiated patent infringement litigation. Please also state whether you have or will assert your patents against non-clients or ex-clients and, if so, please describe the circumstances. Additionally, please explain what role you will play if one of your clients is named as a defendant in a lawsuit related to patent assets which you own or license.

37.   You disclose that as a part of your solution, you provide extensive patent market intelligence and data and maintain a proprietary web portal enabling clients to access your market intelligence and data. Please provide additional details regarding your web portal and how it assists your clients.

Our Strategy, page 59

38.   Please explain the concepts of "joint defense agreements" and "cross-licensing agreements."

Our Patent Asset Portfolio and Patent Asset Acquisition Strategy, page 61

39.   You disclose that you acquire patent assets "that are being or may be asserted against current or prospective clients." Please briefly describe how you know which patent assets are or may be asserted against current or prospective clients.

Intellectual Property , page 63

40.   Please revise to provide more details regarding the pool of patent assets that you own and license. For example, please disclose expiration dates, the main technologies covered and the main industries of your patent assets.

Management

Executive Officers, Key Employees and Directors, page 64

41.   Please disclose the name of the Chairman of the Board of Directors.

42.   We note your disclosure regarding the experience of each of your directors. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or

skills that <u>led to the conclusion</u> that each director should serve as a director. Please see Item 401(e) of Regulation S-K.

Board of Directors, page 66

43. When determined, please update the prospectus to disclose the names of the directors who will be in each of the three classes of directors.

44. We note from your website that John Doerr is a "Special Director." Please explain what this role entails.

Executive Compensation

Compensation Discussion and Analysis

Elements of Compensation

Performance-Based Bonuses, page 71

45. Please briefly define the concept of "W-2 compensation." For example, does this refer to Box 1 of Form W-2, "Wages, tips, other compensation?" Please clarify.

46. You disclose that because you exceeded your 2010 bookings plan by approximately 50%, your board of directors increased the size of the company-wide bonus pool to 45% of the annual W-2 compensation of all employees. Please additionally disclose details regarding your 2010 bookings plan target as well as actual results.

47. You disclose that Mr. Amster is eligible for quarterly bonus payments of $50,000 as part of an arrangement he negotiated with your investors at the time of your inception and Series A Preferred Stock financing and that such bonuses are awarded at the discretion of your board of directors, based on its review of Mr. Amster's and your performance. You also disclose that in 2010, Mr. Amster was awarded $50,000 each quarter. Please additionally disclose the factors taken into consideration by your board of directors in awarding Mr. Amster $50,000 each quarter. For example, please disclose how Mr. Amster's and your performance in 2010 led to awarding Mr. Amster $50,000 each quarter.

Equity Incentives, page 71

48. Please disclose the contributions to you that led to Mr. Linde being granted an option to purchase 50,000 shares of common stock in February 2010.

49. Please explain the concept of "replenishment stock options."

50. You disclose that in connection with joining you in November 2010, Ms. Yen was granted an initial stock option grant covering 700,000 shares of common stock. You also disclose that Ms. Yen was granted an additional option to purchase 200,000 shares of your common stock that vests based on her achievement of certain qualitative, subjective performance milestones (the submission of business plans and successful launch of at least one of the businesses described in the business plans). Please disclose how these amounts of shares of common stock were decided upon.

Related Party Transactions, page 84

51.   Please provide the disclosure called for by Item 404(b) of Regulation S-K.

Private Placement Financings

Series C Financing and Stock Repurchase, page 84

52.   We note that concurrently with your sale of Series C convertible preferred stock, you repurchased shares of your common stock from certain of your employees at a price, $7.78 per share, which exceeded the current fair market value of your common stock at the time of the repurchase, $6.63 per share. Please explain why you paid more than current fair market value for the repurchase of such shares and how the price of $7.78 per share was determined.

Description of Capital Stock, page 88

53.   You state that because the disclosure regarding your capital stock is only a summary, it does not contain all the information that may be important to investors. Please revise to state that this disclosure contains all material information regarding your capital stock.

Consolidated Financial Statements

Note 2. Significant Accounting Policies

Basis of Consolidation and Presentation of Financial Information, page F-7

54.   Tell us whether you have a variable interest in the special purpose entity disclosed on page 51. In this regard, ensure that you have properly applied the provisions of FASB ASC 810-10-25-20. Ensure that your disclosures comply with FASB ASC 810-10-50.

Revenue Recognition, page F-8

55.   We note your statement that your services are not an individualized basis and that the management solution is a single deliverable. Indicate why a customer would not acquire services on an individualized basis and only pay for patents that they need.   Please clarify the nature of the elements that are being delivered or provided to your customers. Tell us how you distinguish whether the deliverable is the right to license a patent versus indemnification for patent infringement litigation.

56.   We note that the fee for each subsequent year after the first year is generally determined and invoiced in advance of the renewal of the agreement. Tell us whether this fee can be renegotiated during the year if the customer's results are not consistent with prior year. Indicate whether the terms of your arrangements provide for refunds or adjustments to your invoicing.

Impairment of Long-Lived Assets, page F-12

57.   We note your statement that you consider your portfolio of patent assets to be a single asset grouping. Please clarify whether there is any difference in your assessment for

patent assets owned versus patent assets licensed.

Note 4. Patent Assets, page F-17

58.   From your disclosures elsewhere in the filing, for example on page 36, we note that approximately half of your patent assets represent purchased patents, while the other half represents licenses. Tell us what consideration you have given to disclosing these two types of patent assets as separate classes. In this regard, explain how you determined that the nature of the purchased assets, which are subject to sale as an ongoing part of your business, is substantially the same as licenses, and whether these licenses are subject to renewal or are perpetual.

59.   Please revise to disclose the weighted-average amortization period, in total and by major intangible asset class.

Structured Acquisitions, page F-17

60.   Our understanding is that the vast majority of your patent portfolio is licensed to all clients. We note that in certain structured acquisitions you may capitalize a portion of an acquired asset if it "related to [your] non-contributing clients." Please describe how this determination is made and reconcile this process to the statements throughout your document that seem to characterize your portfolio as a single asset available to all clients. Indicate why you believe that recording a portion of an asset is appropriate and identify the accounting literature used to support your accounting.

Note 10 Commitments and Contingencies, page F-23

61.   Please tell us why you have not disclosed your guarantee and indemnifications obligations as a critical accounting policy. This obligation appears to be your service obligation or deliverable to your clients and, thus, appears to be a critical accounting policy. As part of your disclosure you should discuss how you are assessing the maximum amount that could be payable and the reasons why you cannot reasonably estimate a maximum amount. Your disclosure should highlight the significant assumptions and judgments used in recording this obligation and estimating the maximum amount. In addition, please explain why you did not include this policy as a significant accounting policy in footnote 2. Ensure that your disclosures comply with FASB ASC 275-10-50-6 through 14.

Part II – Information Not Required in the Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

62.   You state that certain sales of securities were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act. Please briefly identify the nature of the purchasers.

Item 16. Exhibits and Financial Statement Schedules, page II-3

63.   We note that you have not filed any subscription agreements or "forms of" your

subscription agreements even though such agreements appear to be material contracts pursuant to Item 601(b)(10) of Regulation S-K. Please explain to us why you believe that filing such agreements is not required.

Signatures, page II-7

64.   In your next amendment, please provide the signature of your controller or principal accounting officer, or person performing similar functions. Please see Form S-1, Instructions 1 and 2 to Signatures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg, Staff Attorney, at (202) 551-3466 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Bennett L. Yee